                        Securities and Exchange Commission

                        Washington, D. C.  20549


                        FORM 11-K


                        Annual Report

                        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                        For the Fiscal Year Ended December 31, 1995

                        Commission File No. 1-10697


                        COMMERCIAL INTERTECH RETIREMENT
                        STOCK OWNERSHIP AND SAVINGS PLAN


                        COMMERCIAL INTERTECH CORP.
                        1775 Logan Avenue
                        Youngstown, Ohio  44501

                        Audited Financial Statements and Schedules

                        COMMERCIAL INTERTECH RETIREMENT STOCK
                        OWNERSHIP AND SAVINGS PLAN


                        December 31, 1995 and 1994

                    Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                        Audited Financial Statements

                         December 31, 1995 and 1994


                                    CONTENTS



REQUIRED INFORMATION

Report of Independent Auditors ........................................       1

FINANCIAL STATEMENTS PROVIDED

Statements of Net Assets Available for Plan Benefits ..................       2
Statement of Changes in Net Assets Available for Plan Benefits ........       3
Notes to Financial Statements .........................................       4

SCHEDULES

Item 27(a)--Schedule of Assets Held for Investment Purposes ...........      16
Item 27(d)--Schedule of Reportable Transactions .......................      17

EXHIBITS

Exhibit 23--Consent of Independent Auditors ...........................      18

                         Report of Independent Auditors


Administrative Committee
Commercial Intertech Retirement Stock
   Ownership and Savings Plan


We have audited the accompanying statements of net assets available for plan benefits of the Commercial Intertech Retirement Stock Ownership and Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1995, and Schedule of Reportable Transactions for the year ended December 31, 1995, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1995 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1995 financial statements taken as a whole.



Cleveland, Ohio
June 10, 1996

                     Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

              Statements of Net Assets Available for Plan Benefits


                                                                              DECEMBER 31, 1995
                                                             ------------------------------------------------------
                                                                    ALLOCATED        UNALLOCATED          TOTAL
                                                             ------------------------------------------------------
ASSETS
Cash and cash equivalents                                       $     127,256                      $     127,256
Interest receivable                                                     5,326      $        499            5,825
Employer contributions receivable                                     852,074                            852,074
Employee contributions receivable                                     267,083                            267,083
Other receivables                                                         112             1,856            1,968
                                                             ------------------------------------------------------
                                                                    1,251,851             2,355        1,254,206
Investments:
   Interest in a registered investment company
     (Fidelity Management Trust Company)                           10,952,561                         10,952,561
   Unallocated insurance contracts (CIGNA
     guaranteed account)                                           13,100,661                         13,100,661
   Commercial Intertech Corp. Series B
     Preferred Stock                                                3,973,489        10,038,118       14,011,607
   Commercial Intertech Corp. common stock                          6,973,974                          6,973,974
   Participant loans receivable                                       764,038                            764,038
                                                             ------------------------------------------------------
                                                                   35,764,723        10,038,118       45,802,841
Notes payable                                                                        11,869,497       11,869,497
Other liabilities                                                      20,680                13           20,693
                                                             ------------------------------------------------------
                                                                       20,680        11,869,510       11,890,190
                                                             ------------------------------------------------------

NET ASSETS AVAILABLE (DEFICIENT) FOR PLAN BENEFITS              $  36,995,894     $  (1,829,037)   $  35,166,857
                                                             ======================================================


                                                                              DECEMBER 31, 1994
                                                             ------------------------------------------------------
                                                                      ALLOCATED       UNALLOCATED          TOTAL
                                                             ------------------------------------------------------
ASSETS
Cash and cash equivalents                                       $      47,369     $       2,280    $      49,649
Interest receivable                                                     3,186             1,143            4,329
Employer contributions receivable                                     531,166                            531,166
Employee contributions receivable                                     274,639                            274,639
Other receivables
                                                             ------------------------------------------------------
                                                                      856,360             3,423          859,783
Investments:
   Interest in a registered investment company
     (Fidelity Management Trust Company)                            7,452,915                          7,452,915
   Unallocated insurance contracts (CIGNA
     guaranteed account)                                           11,957,033                         11,957,033
   Commercial Intertech Corp. Series B
     Preferred Stock                                                3,339,235        10,755,125       14,094,360
   Commercial Intertech Corp. common stock                          6,378,578                          6,378,578
   Participant loans receivable                                       561,300                            561,300
                                                             ------------------------------------------------------
                                                                   29,689,061        10,755,125       40,444,186
Notes payable                                                                        12,358,268       12,358,268
Other liabilities                                                      49,826                24           49,850
                                                             ------------------------------------------------------
                                                                       49,826        12,358,292       12,408,118
                                                             ------------------------------------------------------

NET ASSETS AVAILABLE (DEFICIENT) FOR PLAN BENEFITS              $  30,495,595     $  (1,599,744)   $  28,895,851
                                                             ======================================================



See notes to financial statements.

                     Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                       Statement of Changes in Net Assets
                          Available for Plan Benefits

                      For the Year Ended December 31, 1995



                                                                   Allocated          Unallocated            Total
                                                           -------------------------------------------------------------
ADDITIONS
Employer contributions                                                            $       156,000     $       156,000
Employee contributions                                        $     3,547,030                               3,547,030
Employer non-cash contributions                                       852,074                                 852,074
Interest income                                                       790,324              16,015             806,339
Dividend income                                                       467,414             914,186           1,381,600
Dividend transfers                                                                        276,801             276,801
Earnings on Fidelity investments                                      428,121                                 428,121
Allocation of Commercial Intertech Corp. Series B
   Preferred Stock                                                    717,007                                 717,007
                                                           -------------------------------------------------------------
                                                                    6,801,970           1,363,002           8,164,972
DEDUCTIONS
Interest expense                                                                          874,965             874,965
Distributions                                                       1,629,071                               1,629,071
Dividend transfers                                                    276,801                                 276,801
Other expense                                                              47                 323                 370
Allocation of Commercial Intertech Corp. Series B
   Preferred Stock                                                                        717,007             717,007
                                                           -------------------------------------------------------------
                                                                    1,905,919           1,592,295           3,498,214
Net realized and unrealized appreciation in aggregate
   current value of investments                                     1,604,248                               1,604,248
                                                           -------------------------------------------------------------
Net additions (deductions)                                          6,500,299            (229,293)          6,271,006
Net assets available (deficient) for plan benefits at
   beginning of year                                               30,495,595          (1,599,744)         28,895,851
                                                           -------------------------------------------------------------

NET ASSETS AVAILABLE (DEFICIENT) FOR PLAN BENEFITS AT
   END OF YEAR                                                $    36,995,894     $    (1,829,037)    $    35,166,857
                                                           =============================================================


See notes to financial statements.
                                       3

                     Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                         Notes to Financial Statements

                          Year Ended December 31, 1995



A.     SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Commercial Intertech Retirement Stock Ownership and Savings Plan (the "Plan") are maintained on the accrual basis.

VALUATION OF INVESTMENTS

Investments consisting of Commercial Intertech Corp. (the "Company") common shares (Commercial Intertech Common Stock Fund) are carried at the closing market price on the last business day of the year. Investments consisting of Convertible Series B Preferred Stock ("Preferred Shares") are valued by an independent appraiser. Currently, the independent appraiser uses the greater of
1.235 of the price of Company common stock as of the last business day of the year or $23.25, the price guaranteed to the Plan participants by the Company.

Investments in unallocated insurance contracts (CIGNA Guaranteed Account) are valued at contract value as determined by Connecticut General Life Insurance Company. Investments in registered investment company funds (Fidelity Intermediate Bond Fund, Fidelity Balanced Fund, Fidelity U.S. Equity Index Fund, and Fidelity Growth Company Fund) are carried at the value of their underlying assets as determined by Fidelity Management Trust Company. Participant loans receivable are valued at cost which approximates fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                     Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements-Continued


B.     DESCRIPTION OF THE PLAN

The Plan consists of a pre-tax savings program, a post-tax savings program and a leveraged matching employee stock ownership plan. All employees of designated subsidiaries, with at least one year of service, are eligible to participate in the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The leveraged matching employee stock ownership features of the Plan were designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended, (the "Code").

Under the pre-tax program, participants may elect to contribute up to 15% of their compensation, on a tax-deferred basis, to the Plan. Under the post-tax program, participants may elect to contribute up to an additional 10% of their compensation. These contributions are made with after-tax dollars and do not receive Company matching contributions. Employee contributions are accrued as income by the Plan as they are earned by the participants. A 50% Company matching contribution, made in Common and Preferred Shares, is applied to the first 6% of a participant's tax-deferred contribution (see Note I).

The Plan provides for separate investment options in one or more funds as directed by the participants. Participants may change investment options once every two months. At December 31, 1995, 1,246 individuals participated in the CIGNA Guaranteed Account (1,180--1994), 656 individuals participated in the Commercial Intertech Common Stock Account Fund (548--1994), 437 individuals participated in the Fidelity Intermediate Bond Fund (392--1994), 592 individuals participated in the Fidelity Balanced Fund (546--1994), 468 individuals participated in the Fidelity U.S. Equity Index Fund (366--1994), and 745 individuals participated in the Fidelity Growth Company Fund (610--1994).

All investment account dollars that result from employee contributions and related investment results are immediately vested.

                     Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements-Continued





B.     DESCRIPTION OF THE PLAN--CONTINUED

Company matching contributions and related investment results vest according to the following schedule:

                     Years of Vesting Service                   % Vested
                  --------------------------------            --------------
                  Less than 1 year                                   0%
                  1 year                                            20
                  2 years                                           40
                  3 years                                           60
                  4 years                                           80
                  5 years                                          100

Participants become fully vested in Company matching contributions upon attainment of their normal retirement date, or upon their death or disability. If the participant's employment with the Company terminates for other reasons, and the participant elects to receive distribution of his or her account, the vested portion of his or her account is distributed to the participant and the non-vested portion of the participant's account will be treated as a forfeiture if the employee experiences a break in service greater than five years. Non-vested assets attributable to terminated employees amounted to $26,676 at December 31, 1995.

The Plan also provides for withdrawal in cases of financial hardship, upon attainment of age 59-1/2, and of the post-tax savings program contributions. Participating employees may borrow up to the lesser of 50% of their account balance attributable to employee contributions or $50,000. The amount borrowed is repaid to the participant's account via payroll deductions and carries an interest charge at the market rate of interest.

                     Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements-Continued





B.     DESCRIPTION OF THE PLAN--CONTINUED

The Plan purchased the Preferred Shares, which are held in a trust established under the Plan, in 1990 using the proceeds of a $14.3 million borrowing guaranteed by the Company. In June 1993, the loan was refinanced through the placement of 7.08% Senior Notes (the "Notes"), totaling $13,240,994, with two insurance company lenders. The Notes, which are guaranteed by the Company, provide for repayment through 2009. In addition, the Notes are collateralized by the unallocated Preferred Shares. Scheduled payments of principal under this agreement at December 31, 1995 are as follows:

                     1996                             $       523,375
                     1997                                     560,430
                     1998                                     600,108
                     1999                                     642,596
                     2000                                     688,092
                     Thereafter                             8,854,896

Each year dividends on the Preferred Shares (allocated and unallocated) and Company contributions to the Plan are used to repay the Notes.

As the Plan makes each payment of principal and interest each year, an appropriate number of Preferred Shares are allocated to eligible employees' accounts in accordance with matching provisions noted above.

The financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to:

       a. The accounts of employees with vested rights in allocated stock (Allocated) and

       b.     Stock not yet allocated to employees (Unallocated).

Preferred Shares distributed to participants are converted to Company common stock based upon a predetermined formula set forth in the Company's Amended Articles of Incorporation. Benefits payable to participants represent the fair value of vested common stock and cash in terminated participants' accounts, after conversion of Preferred Shares.

                     Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements-Continued




B.     DESCRIPTION OF THE PLAN--CONTINUED

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and to exercise proportional voting rights of unallocated Preferred Shares. Each participant is notified prior to the time that such rights are to be exercised.

The Plan is administered by the Administrative Committee (the "Committee") appointed by the Company's Board of Directors. The trust department of Mellon Bank, N.A., an independent third-party bank, is the Plan's trustee. The Company has the sole right to appoint the trustee, and to terminate the Plan, subject to the provisions of ERISA. The Company pays all significant administrative expenses.

Upon termination of the Plan, amounts credited to each participant's account shall be 100% vested and nonforfeitable. Additionally, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

The foregoing description of the Plan provides only general information. Additional information about the Plan agreement, allocation of Preferred Shares, forfeitures and distributions from the Plan may be obtained from the Committee.

                     Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements-Continued





C.     STATEMENTS OF CHANGES IN ASSETS OF PARTICIPANT DIRECTED FUNDS

The amount of assets invested in each participant directed fund at the beginning and end of the Plans' year and changes in assets in each fund during the year were as follows:

                                                                                                    Commercial
                                                                                                     Intertech
                                 CIGNA       Fidelity      Fidelity      Fidelity      Fidelity       Common     Participant
                              Guaranteed   Intermediate    Balanced     U.S. Equity   Growth Co.       Stock        Loans
                                Account      Bond Fund       Fund       Index Fund       Fund          Fund      Receivable
                             -------------------------------------------------------------------------------------------------
Additions:
   Employee contributions       $1,498,182    $  254,114    $  415,452    $  218,342    $  821,902    $  392,620
   Earnings from investments       734,326        78,399        92,792        31,477       225,453        81,193   $  51,165
                             -------------------------------------------------------------------------------------------------
Total additions                  2,232,508       332,513       508,244       249,819     1,047,355       473,813      51,165

Deductions:
   Distributions                   911,742        31,807        95,575        65,232       248,266       130,125
   Administrative expenses              33             1                                         2
                             -------------------------------------------------------------------------------------------------
Total deductions                   911,775        31,808        95,575        65,232       248,268       130,125

Net realized gains/(losses)                       (4,166)        2,022        25,855        85,190        27,726
Change in unrealized
   appreciation/(depreciation)                    81,221       198,071       355,131     1,063,736      (176,591)
Transfers to/(from) fund          (177,105)       (1,356)     (289,904)      156,521       130,277        13,790     151,573
                             -------------------------------------------------------------------------------------------------
Net additions (deductions)       1,143,628       376,404       322,858       722,094     2,078,290       208,613     202,738

Net fund assets at beginning
   of year                      11,957,033     1,165,028     2,014,353       995,554     3,277,980     2,833,785     561,300
                             -------------------------------------------------------------------------------------------------

Net fund assets at end of
   year                        $13,100,661   $ 1,541,432   $ 2,337,211   $ 1,717,648   $ 5,356,270   $ 3,042,398   $ 764,038
                             =================================================================================================

                     Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements-Continued




D.     INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. The Plan is amended periodically to conform with current income tax laws. The Committee is not aware of any action or event that has occurred that might affect the Plan's qualified status.

E.     TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan purchased shares of common stock of the Company for $649,317 and sold shares of common stock of the Company for $99,564 during the year ended December 31, 1995.

The Plan received dividends on common stock of the Company of $190,613 and dividends on Preferred Shares of the Company of $1,190,987 during the year ended December 31, 1995.

At December 31, 1995 and 1994, the Plan had a noncash contribution receivable from the Company of 47,011 shares and 28,519 shares, respectively, of Company common stock with a market value of $852,074 and $531,166, respectively.

                     Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements-Continued




F.     INVESTMENTS

The Plan's investments consist of common and Preferred Shares of the Company, interests in a registered investment company (Fidelity Management Trust Company), unallocated insurance contracts (CIGNA Guaranteed Account), amounts in a temporary investment fund, and loans to participants as follows:

          Identity of Issuer                          Description of                                      Current
           or Similar Party                             Investment                       Cost              Value
- -------------------------------------------------------------------------------------------------------------------------
  December 31, 1995:
 *Commercial Intertech Corp.              384,771 Common Shares,
                                             $1.00 Par Value
                                                                                    **$ 5,427,139       **$ 6,973,974
 *Commercial Intertech Corp.              170,903 Convertible Series B Preferred
                                             Shares-Allocated                       **  3,973,489       **  3,973,489

 *Commercial Intertech Corp.              431,747 Convertible Series B Preferred
                                             Shares-Unallocated                     ** 10,038,118       ** 10,038,118

  Connecticut General Life Insurance
      Company                             Guaranteed Account                        ** 13,100,661       ** 13,100,661

  Fidelity Mgt. Trust Co.                 Intermediate Bond Fund                        1,528,772           1,541,432

  Fidelity Mgt. Trust Co.                 Balanced Fund                             **  2,227,488       **  2,337,211

  Fidelity Mgt. Trust Co.                 U.S. Equity Index Fund                        1,323,120           1,717,648

  Fidelity Mgt. Trust Co.                 Growth Company Fund                       **  4,399,902       **  5,356,270

  Mellon Bank, N.A.                       Temporary Investment Fund                       127,197             127,197

  Participants                            Loans Receivable                                764,038             764,038

                     Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements-Continued





F.     INVESTMENTS--CONTINUED

          Identity of Issuer                          Description of                                     Current
           or Similar Party                             Investment                       Cost             Value
- --------------------------------------------------------------------------------------------------------------------
  December 31, 1994:
 *Commercial Intertech Corp.              342,474 Common Shares,
                                             $1.00 Par Value                       **$ 4,530,658      **  6,378,578

 *Commercial Intertech Corp.              143,623 Convertible Series B Preferred
                                             Shares-Allocated                      **  3,339,235      **  3,339,235

 *Commercial Intertech Corp.              462,586 Convertible Series B Preferred
                                             Shares-Unallocated                    ** 10,755,125      ** 10,755,125
  Connecticut General Life Insurance
    Company                               Guaranteed Account                       ** 11,957,033      ** 11,957,033

  Fidelity Mgt. Trust Co.                 Intermediate Bond Fund                       1,233,589          1,165,028

  Fidelity Mgt. Trust Co.                 Balanced Fund                            **  2,102,701      **  2,014,353

  Fidelity Mgt. Trust Co.                 U.S. Equity Index Fund                         956,157            995,554

  Fidelity Mgt. Trust Co.                 Growth Company Fund                      **  3,385,348      **  3,277,980

  Mellon Bank, N.A.                       Temporary Investment Fund                       43,849             43,849

  Participants                            Loans Receivable                               561,300            561,300

  *      Party-in-interest.

** Investment representing five percent or more of the Plan's net assets available for benefits.

                     Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements-Continued





F.     INVESTMENTS--CONTINUED

The net appreciation (depreciation) (including investments bought, sold and held during the year) for each significant class of investment for the year ended December 31, 1995 is as follows:

          Fair value determined by closing market price:
             Commercial Intertech Corp. Common Stock                 $    (202,812)
             Fidelity Intermediate Bond Fund                                77,055
             Fidelity Balanced Fund                                        200,093
             Fidelity U.S. Equity Index Fund                               380,986
             Fidelity Growth Company Fund                                1,148,926
                                                                  -------------------

                                                                        $1,604,248
                                                                  ===================

The Company's common stock is publicly traded on the New York Stock Exchange (ending per share price at December 31, 1995 was $18.125). The Company's Preferred Shares are not registered or publicly traded. Each Preferred Share is convertible into 1.235 shares of common stock at any time subject to anti-dilution adjustments. Annual dividends on the Preferred Shares are $1.97625 per share. The Preferred Shares are callable by the Company under certain conditions specified in the Plan, at the following prices:

                           Call Date                 Call Price
              ----------------------------------------------------
              January 1, 1996                          $   24.03
              January 1, 1997                              23.83
              January 1, 1998                              23.63
              January 1, 1999                              23.44
              January 1, 2000 and thereafter               23.25

                     Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements-Continued





G.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                 DECEMBER 31
                                                          1995                1994
                                                -----------------------------------------
Net assets available for benefits per the
   financial statements                          $     35,166,857    $     28,895,851
Amounts allocated to withdrawing
   participants                                          (358,670)           (485,389)
                                                -----------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS PER THE
   FORM 5500                                     $     34,808,187    $     28,410,462
                                                =========================================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                      YEAR ENDED
                                                                      DECEMBER 31,
                                                                         1995
                                                                  -------------------
Benefits paid to participants per the financial statements          $    1,629,071

Add:  Amounts allocated to withdrawing participants at
   December 31, 1995                                                       358,670
Less:  Amounts allocated to withdrawing participants at
   December 31, 1994                                                      (485,389)
                                                                  -------------------

BENEFITS PAID TO PARTICIPANTS PER THE FORM 5500                     $    1,502,352
                                                                  ===================

                     Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements-Continued




H.     EMPLOYER CONTRIBUTIONS

The Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan's dividends on Preferred Shares and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its Notes. This contribution enables the Plan to allocate an appropriate number of Preferred Shares to participants (see Note B). Should the value of Preferred Shares allocated be less than the required matching contribution, the Company will make additional contributions to the Plan in the form of common stock or cash. Should the value of Preferred Shares allocated be more than the required matching contributions, any excess value of Preferred Shares released over the required amount will be allocated proportionately to each participant's account in the Plan based upon the ratio of the participant's current Company matching contribution to the Plan for the plan year to the aggregate Company matching contributions to the Plan for all participants for the Plan year.

I.     PLAN AMENDMENT

Effective January 1, 1995, the Plan was amended to allow the 50% Company match to be applied to participant tax-deferred contributions not exceeding 6% of the participants' eligible compensation. Prior to this amendment, the Company matching contribution on a participant's tax-deferred contribution was limited to $1,350. The amendment had an immaterial effect on net assets available for Plan benefits.

                     Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

          Item 27(a)--Schedule of Assets Held for Investment Purposes

                               December 31, 1995


         Identity of Issue                      Description of                                       Current
         or Similar Party                         Investment                      Cost                Value
- --------------------------------------------------------------------------------------------------------------
  Mellon Bank, N.A.                   Temporary Investment Fund          $       127,197     $       127,197

  Fidelity Mgt. Trust Co.             U.S. Equity Index Fund                   1,323,120           1,717,648

  Fidelity Mgt. Trust Co.             Intermediate Bond Fund                   1,528,772           1,541,432

  Fidelity Mgt. Trust Co.             Growth Company Fund                      4,399,902           5,356,270

  Fidelity Mgt. Trust Co.             Balanced Fund                            2,227,488           2,337,211

  Connecticut General Life
   Insurance Company                  Guaranteed Long-Term Fund               13,100,661          13,100,661

 *Commercial Intertech Corp.          384,771 Common Shares
                                         $1.00 Par Value                       5,427,139           6,973,974

  Participants                        Loans Receivable                           764,038             764,038

 *Commercial Intertech Corp.          602,650 Convertible Series B
                                         Preferred Shares                     14,011,607          14,011,607

*    Party-in-interest

                     Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                Item 27(d)--Schedule of Reportable Transactions

                      For the Year Ended December 31, 1995


                                                                                                     Current Value       Net
 Identity of                     Description               Purchase      Sales        Cost of        of Asset on        Gain
Party Involved                    of Assets                  Price       Price         Asset       Transaction Date     (Loss)
- ----------------------------------------------------------------------------------------------------------------------------------
CATEGORY (III)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Mellon Bank, N.A.      Temporary Investment Fund             $ 1.00      $ 1.00       $6,439,951       $6,439,951

Bankers Trust          Units in Growth Company Fund         VARIOUS     VARIOUS        1,591,994        1,666,248       $74,254

Connecticut General
   Life Insurance      Units in Guaranteed Long-Term
   Company                Fund                                                         2,437,595        2,437,595

Mellon Bank, N.A.      Deposit at Interest                    1,000       1,000        3,322,000        3,322,000